Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

April 11, 2018

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN

THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220276) OF AEGON N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement, dated April 4, 2018 among AEGON N.V. and the underwriters named therein.

4.1	Ninth Supplemental Indenture, dated as of April 11, 2018, among AEGON N.V., The Bank of New York Mellon Trust Company, N.A. and Citibank, N.A.

4.2	Form of 5.500% Fixed to Floating Rate Subordinated Note (included in Exhibit 4.1)

5.1	Opinion of Latham & Watkins LLP

5.2	Opinion of Allen & Overy LLP, Amsterdam, The Netherlands

8.1	Tax Opinion of Latham & Watkins LLP

8.2	Tax Opinion of Allen & Overy LLP, Amsterdam, The Netherlands

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: April 11, 2018	By:	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel